Snow Lake Announces Major Strategic Partnership to Lead North American Nuclear Renaissance with Domestic Production Strategy

Winnipeg, Manitoba, Canada - February 4, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake" or the "Company") announces that it has entered into a strategic partnership through a memorandum of understanding with Exodys Energy Inc. ("Exodys"), a private United States nuclear engineering services firm, to explore opportunities in the burgeoning nuclear energy sector. This partnership positions Snow Lake to become a dominant force in securing North American energy independence within the rapidly expanding $500+ billion nuclear energy sector.

Snow Lake's collaboration with Exodys Energy comes following United States President Donald Trump's proclamation of a national energy emergency underscoring the critical need to strengthen domestic supply security.  This growth, coupled with unprecedented demands from AI-driven large-scale data centers, positions the Company to help address these urgent energy requirements while driving sustainability and innovation.  In partnership with Exodys, Snow Lake will align with the United States critical mineral strategy and actively engage with the United States Department of Energy and its state-of-the-art national laboratory complex.

Exodys Energy

Exodys is an engineering firm currently focused on developing nuclear fuel recycling solutions to convert thousands of metrics tons of Used Nuclear Fuel (UNF) into feedstock to support centuries of clean energy.  Exodys' team and expert network, possess decades of experience in nuclear reactor development, fuel lifecycle management, and large-scale project management for both the civil and defense sectors.  Its team, spearheaded by CEO Carl Perez, have previously led industrial consortia with suppliers and customers to advance groundbreaking nuclear research initiatives - obtaining over $200 million in strategic support.  Its technical leaders possess extensive experience in both nuclear fuel and reactor systems.  Its engineering staff is composed of nuclear fuel recycling and waste vitrification specialists, having managed fuel recycling process lines and erected multi-billion-dollar R&D facilities, in addition to leading international back-end nuclear operations and decontamination efforts - such as at Chernobyl and Fukushima.  Several of its experts have supported the construction of over 12 reactor systems for the U.S. Naval Reactor program, including the design, fuelling, and maintenance of advanced reactors for naval and space missions.

Nuclear Energy Opportunities

As Snow Lake pursues a strategy to expand its footprint in the nuclear industry, the strategic partnership with Exodys will enable Snow Lake to diligently identify, rank, and pursue near-term opportunities.

Considering uranium's spot price increase over the years and constrained supply, Snow Lake's current focus on uranium mining can be of crucial value to unlocking major bottlenecks in the nuclear supply chain.  One of the first tasks of this partnership will be to analyze how balancing natural and recycled uranium in current reactors can allow Snow Lake to obtain high profit margins for its uranium extraction activities, coupled with low-cost recycled uranium, to deliver competitive average prices for nuclear utilities. Both companies will then advance the exploration and development of Snow Lake's uranium projects, including Phase 2 drilling at the Engo Valley Uranium Project and high-priority targets at the Black Lake Uranium Project.

Furthermore, Exodys will lend its expertise to assess the development and deployment of current and advanced reactor technologies, to provide clean and sustainable energy supply solutions.  Several energy end-uses and associated market structures will be studied, including power generation to support load-growth into the 2030s1 from broad system electrification to data center applications, as well as decarbonizing mining operations.

This reactor landscape evaluation will focus on a variety of criteria, from regulatory readiness to constructability within reasonable timeframes and costs.  Component and fuel procurement queues can elongate deployment schedules, while leveraging available data and testing facilities can expedite certain commercialization bottlenecks.  Therefore, Exodys will focus on proposing technologies with paths of least resistance, based on a plethora of metrics that are typically overlooked or unanticipated in many early-stage reactor development projects.  The partnership will look to recruit additional team members with the requisite background and expertise in nuclear energy, to assist in this diligence and eventual development process.

"Consistent with our strategy to develop a portfolio of clean energy materials, this strategic partnership with Exodys Energy enables us to pursue opportunities in the nuclear energy sector beyond our current focus on uranium exploration, and positions us as a key player in securing North America's energy independence," said Frank Wheatley, CEO of Snow Lake.  "Exodys Energy, its team and its consultants, are extremely well positioned to assist Snow Lake in identifying, assessing and pursing these opportunities, and we look forward to working with Exodys Energy as nuclear energy continues to gain traction as a clean, reliable source of energy to meet the world's ever increasing energy demands."

"As geopolitical tensions drive urgent demand for domestic uranium production, our strategic US-focused initiatives will aim to capture market share while strengthening national security.  We envisage working together with Exodys to build the foundation for American nuclear fuel independence while delivering shareholder value."

"With our background in the nuclear energy sector, coupled with Snow Lake's uranium assets, we are delighted to form this partnership with Snow Lake and rigorously pursue available opportunities in the nuclear energy sector.  This collaboration is quite unique in the value chain and could lead to a long-awaited circular nuclear economy, while bolstering the current fleet's profitability.  Uranium mining and recycling must co-exist and collaborate over the coming decades to ensure the socio-economic sustainability of this reinvigorated sector," said Carl Perez, CEO of Exodys Energy.

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1 https://gridstrategiesllc.com/wp-content/uploads/National-Load-Growth-Report-2024.pdf.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy exploration company listed on (NASDAQ: LITM), with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration-stage project located in the Skeleton Coast of Namibia, and the Black Lake Uranium Project is an exploration-stage project located in the Athabasca Basin, Saskatchewan.  The Shatford Lake Project is an exploration-stage project located adjacent to the Tanco tantalum, cesium, and lithium mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration-stage project located in the Snow Lake region of Northern Manitoba.

The current focus of Snow Lake is advancing the exploration of its two uranium projects to supply the raw materials needed for the clean energy transition and emissions-free power, while exploration activities on its two lithium projects will remain limited until the lithium market recovers from its current depressed levels.  Learn more at www.snowlakeenergy.com.

About Exodys Energy

Exodys Energy is a premier advanced technology developer focused on revolutionizing the nuclear energy industry through innovative reactor designs and nuclear fuel recycling systems. With a team of globally renowned experts, Exodys Energy is at the forefront of delivering sustainable, scalable energy solutions for the future.  Its personnel hold decades of experience in nuclear system development, including the design, fueling, and maintenance of advanced reactors for naval and space missions.  This includes pioneering work on fast-chloride molten salt reactors. In addition, its team is composed of nuclear fuel recycling and waste vitrification experts that have managed multi-billion-dollar R&D facilities and led decontamination efforts globally, including at Chernobyl and Fukushima.  Learn more at www.exodysenergy.com.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Investor Relations

Frank Wheatley, CEO

ir@snowlakelithium.com

For Media Inquiries:

The Exodys Energy Public Relations team can be contacted at info@exodysenergy.com